UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 28)1

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)

Stephen Rowland

Glencore International AG

Baarermattstrasse 3

CH-6340 Baar

Switzerland

+41 41 709 2000

With copies to:

Eduardo A. Cukier, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1	NAME OF REPORTING PERSON

Glencore plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		160,617,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

160,617,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,617,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.26%
14	TYPE OF REPORTING PERSON

CO; HC

2

CUSIP No. 731916102

1	NAME OF REPORTING PERSON

Glencore International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		160,617,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

160,617,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,617,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.26%
14	TYPE OF REPORTING PERSON

CO; HC

3

CUSIP No. 731916102

1	NAME OF REPORTING PERSON

Glencore AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		160,617,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

160,617,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,617,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.26%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 731916102

Explanatory Note:

This Amendment No. 28 (this “Amendment No. 28”) amends, as specifically set forth herein, the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, Amendment No. 7 thereto filed on November 15, 2010, Amendment No. 8 thereto filed on June 2, 2011 (which amendment removed Glencore Holding AG as a Reporting Person and added Glencore International plc (now known as Glencore plc) as a Reporting Person), Amendment No. 9 thereto filed on July 15, 2011, Amendment No. 10 thereto filed on December 6, 2011, Amendment No. 11 thereto filed on October 16, 2012, Amendment No. 12 thereto filed on April 16, 2013, Amendment No. 13 thereto filed on June 10, 2013, Amendment No. 14 thereto filed on July 8, 2013, Amendment No. 15 thereto filed on April 29, 2014, Amendment No. 16 thereto filed on August 5, 2015, Amendment No. 17 thereto filed on December 18, 2015, Amendment No. 18 thereto filed on September 19, 2016, Amendment No. 19 thereto filed on November 1, 2016, Amendment No. 20 thereto filed on April 4, 2018, Amendment No. 21 thereto filed on March 29, 2019, Amendment No. 22 thereto filed on May 13, 2019, Amendment No. 23 thereto filed on July 8, 2019, Amendment No. 24 thereto filed on April 8, 2020, Amendment No. 25 thereto filed on February 16, 2022, Amendment No. 26 thereto filed on July 21, 2022 and Amendment No. 27 thereto filed on February 28, 2023 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The description of the calculation of the number of Common Shares issuable upon the conversion of the Convertible Debentures and resulting changes to the Reporting Person’s ownership from Item 5(a) and (b) is incorporated herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On April 6, 2023, the Issuer completed the 2023 Rights Offering by issuing 92,606,635 Common Shares at a subscription price of US$2.11 per Common Share for gross proceeds of approximately US$195 million. The Issuer used the proceeds of the 2023 Rights Offering: (a) to repay the costs related to the 2023 Rights Offering and to repay all of its unsecured and secured and convertible debt owed to Glencore AG which had an aggregate principal amount of US$90,000,000, with additional interest accruing of approximately US$7,975,864; (b) to fund the Issuer’s portion of NewRange Copper Nickel pursuant to its JV Transaction with Teck; and (c) for general corporate purposes.

In connection with the 2023 Rights Offering and as contemplated under the 2023 Standby Purchase Agreement, Glencore AG subscribed for an aggregate of 87,798,370 Common Shares at a subscription price of US$2.11 per Common Share for an aggregate subscription price of US$185,254,560.70 pursuant to the 2023 Standby Commitment. Each of the 2020 Convertible Debentures, the 2021 Convertible Debenture, the 2022 Convertible Debentures and a promissory note in the principal amount of US$10,000,000 held by Glencore AG were repaid from the proceeds of the 2023 Rights Offering. Glencore also received a fee at the closing of the 2023 Rights Offering of US$5,862,000, which is equal to 3% of the total funds committed by Glencore AG.

5

CUSIP No. 731916102

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated as follows:

(a) and (b) The Reporting Persons collectively own, directly or indirectly, 159,806,774 Common Shares. However, the Reporting Persons may be deemed to collectively have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of an additional 811,190 Common Shares issuable upon exercise of the 2019 Purchase Warrant, as adjusted pursuant to customary anti-dilution provisions set forth in the 2019 Purchase Warrant that were triggered by the 2023 Rights Offering. Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 160,617,964 Common Shares, representing 82.26% of the Issuer’s issued and outstanding Common Shares. This beneficial ownership percentage assumes that there are 194,435,499 Common Shares outstanding, as reported by the Issuer following the completion of the 2023 Rights Offering. The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of the 160,617,964 Common Shares set forth above.

(c) None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of any other Common Shares, or has engaged in any other transaction during the past 60 days in any Common Shares.

Mr. Stephen Rowland, who is currently employed by Glencore and is a member of the Issuer’s board of directors, holds 23,264 Common Shares, deferred share units in respect of 12,661 Common Shares and options to purchase 50,000 Common Shares.

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CUSIP No. 731916102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2023	Glencore AG

	By:	/s/ Carlos Perezagua
		Name:	Carlos Perezagua
		Title:	Director

	By:	/s/ Stephan Huber
		Name:	Stephan Huber
		Title:	Director

Glencore International AG

By:	/s/ Peter Friedli
	Name:	Peter Friedli
	Title:	Officer

By:	/s/ John Burton
	Name:	John Burton
	Title:	Director

Glencore plc

By:	/s/ John Burton
	Name:	John Burton
	Title:	Company Secretary

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